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                      [KPMG PEAT MARWICK LLP LETTERHEAD]


                                                                  EXHIBIT 18



The Board of Directors
PICOM Insurance Company:

We have audited the consolidated balance sheet of PICOM Insurance Company and Subsidiaries (the "Company") as of December 31, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, and have reported thereon under date of February 20, 1996. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's Form S-4 for the year ended December 31, 1995. As stated in Notes 1 and 7, the Company changed its method of accounting for reporting loss and loss adjustment expense reserves by eliminating the practice of discounting its loss and loss adjustment expense reserves. The Company states that the newly adopted accounting principle is preferable in these circumstances because this change is more conservative and is practiced by most publicly held insurers. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,


KPMG PEAT MARWICK LLP

East Lansing, Michigan
February 20, 1996